FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

February 18, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is February 18, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports results of their initial mineral resource estimate for the Money Knob deposit at its Livengood project near Fairbanks, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports results of its initial mineral resource estimate for the Money Knob deposit at its Livengood project near Fairbanks, Alaska.  The independent study determined an initial inferred gold resource of 3.1 million ounces at a cutoff grade of 0.3 g/t having an average grade of 0.54 g/t gold.

Over the past two weeks the Issuer has reported initial inferred mineral resource estimates for 3 of its 12 projects (Livengood, Terra and LMS), giving it one of the larger undeveloped gold resource bases in North America.

Livengood Project Highlights:

      NI 43-101 inferred resource of 181 Million Tonnes @ 0.54 g/t (0.30 g/t gold cutoff) for 3.1 Million contained ounces of gold
      Independent study noted that Livengood project has significant expansion potential
      Preliminary gold characterization results indicate very high, rapid, cyanide extractions for the oxide and weakly oxidized ores (averaging 96.7%)
      Favourable logistical location

The highly encouraging results from work on the Livengood project to date have triggered a major expansion by the Issuer of the planned Livengood 2008 work program, which will focus on doubling the overall resource, converting a large portion of the inferred resources to indicated and measured and gathering the data needed to complete a preliminary economic scoping study by the middle of 2009.  The Issuer has budgeted a total of $7.5 million to complete this program.

The Issuer wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 kilometres north of Fairbanks, Alaska along the paved Elliot all weather highway and the Trans Alaska pipeline corridor and approximately 85 road kilometres north of the Alaska State power grid.

The Issuer recently received the results from a preliminary gold characterization study involving bottle roll samples processed by Hazen Research Inc. (see Table 2) indicate very high, rapid, cyanide extractions for the oxide and weakly oxidized ores (averaging 96.7%) with moderate to lower extractions for the deeper non-oxidized ores (averaging 58.7%).

The independent Livengood study noted that the project has significant expansion potential.  At this time, the Issuer estimates that roughly 25% of the known mineralized zone has been drilled.  The Livengood target is open to the west and drilling is planned to identify high grade sediments which could improve the overall average grade of the deposit. A 3D image of Livengood modelling can be viewed at:

http://www.corebox.net/properties/livengood

As a comparison, the Fort Knox mine, one of North America’s larger gold mines and located 80 kilometres to the south of Livengood, reported in their March 30, 2007 43-101 technical report a proven and probable resource base of 159Mt at an average grade of 0.53 g/t gold.  The Fort Knox mine is currently constructing a large run of mine heap leach facility to augment their milling facility, and estimates an average heap leach recovery of 61% for the run of mine ore.  The Fort Knox mine reported gold production in 2006 of 333,383 ounces at a total cash cost below $400/ounce.

Project Background

The Livengood project is owned 100% by the Issuer and is located in Alaska, 110 kilometres north of Fairbanks along the paved Elliot highway and Trans Alaska Pipeline corridor.  The Issuer controls 100% of its 44 square kilometre land package, which is primarily made up of leased land from the Alaska Mental Health Trust.  The Issuer and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, although 2007 marked the first significant drill campaign.

Results of the Geologic Review and Resource Estimate

Geological Review

On February 15, 2008 Giroux Consultants Ltd. and Mineral Resource Services Inc. delivered the final draft of their technical report on the Livengood project (the “Report”), which includes information from the mineral resource estimate and from surface exploration completed in 2007.  This information defines the key gold mineralizing stages in the deposit and possible ore controls.  Primary ore controls appear to be the intersection of favourable host lithologies with major structural zones which are interpreted to have acted as conduits for intrusion-related gold bearing fluids.  The volcanic rocks form a particularly favourable host and are persistently mineralized.  Mineralization in the Money Knob deposit occurs at surface and forms stratiform and cross-cutting bodies in a folded and faulted sedimentary and volcanic sequence.  The main body of mineralization lies along an east-west structural zone that is at least 2 kilometres long and varies in width from 300 to 800 meters.  This large structural zone has localized a series of 90 million year old (Fort Knox age) dikes, sills and plugs that are believed to be related to the gold mineralization.  The configuration and thickness of the mineralized zones suggest a near-surface bulk-mining scenario.

Resource Estimate

The inferred mineral resource estimate for the Livengood deposit covers an area of approximately two square kilometres and is based on 39 drill holes, which have an average depth of 212 meters, and 7 trenches averaging 60 meters in length.

One quarter of this area (0.4 square kilometres) accounts for 25 of the drill holes.  In this small area two volumes of volcanic rocks were modeled, one of which is a flat-lying sheet, with the other being a more steeply-dipping fault controlled zone.  All the mineralization outside of the two volcanic sequences was grouped together because there is not enough geological information at this point to delineate specific controls on the mineralization.  Statistically, each of the geological volumes was treated independently with individual capping grades applied to gold and silver.

Variogram modeling was done using 5 metre composites.  Bulk density was established by estimating the volume of weighed core samples, which yielded an average density of 2.78 for all rock types.  In the model, blocks with dimensions of 20 x 20 metres horizontal and 5 metres vertical were estimated by ordinary kriging.  The global resource estimate is given in Table 1.  The volume of mineralized volcanics could potentially be much larger since the information shows that the volcanics could extend for at least 1,000 meters to the east of the modeled volcanic zone and the western extension remains open.

Table : Livengood Global Inferred Resource*

Gold Cutoff	Tonnes > Cutoff	Grade > Cutoff
(g/t)	(tonnes)	Gold (g/t)	Silver (g/t)	Gold (Ounces)	Silver (Ounces)
0.20	272,610,000	0.44	0.28	3,860,000	2,463,000
0.30	181,070,000	0.54	0.30	3,117,000	1,752,000
0.40	123,080,000	0.62	0.32	2,469,000	1,270,000
0.50	82,880,000	0.71	0.32	1,889,000	854,000
0.60	49,840,000	0.82	0.30	1,311,000	475,000
0.70	29,530,000	0.93	0.30	886,000	286,000
0.80	22,610,000	0.99	0.29	720,000	214,000
0.90	10,280,000	1.16	0.38	382,000	125,900
1.00	6,780,000	1.26	0.43	275,700	92,700

* Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

Gold Characterization/Cyanide Leach Test Results

The Report describes the recent results of cyanide extraction tests carried out on selected samples by Hazen Research Inc.  Samples were selected to represent variations in the grade, degree of oxidation and alteration style.  The results show that the gold is readily recovered from the oxidized and partially oxidized ore types with lower recoveries from un-oxidized ores (Table 2).  Further testing is in progress to determine the heap leach potential for the Livengood ore as well as additional testing of the un-oxidized ore to determine the optimum and most cost effective extraction method.

Table 2: Preliminary Cyanide Extraction Results*

Sample #	Ore Type	Average Grade (g/t)	% Cyanide Extraction*
1	Oxide Sediments	1.52	99.9%
2	Oxide Sediments High-grade	10.80	96.9%
3	Un-Oxidized Volcanic	1.52	59.7%
4	Oxide Sediments	1.39	99.9%
5	Un-Oxidized Volcanic	1.38	42.3%
6	Weakly Oxidized Volcanic	1.06	90.2%
1A	Volcanic Un-Oxidized	2.30	60.9%

* Samples were 300 gram bottle rolls with sample material crushed to ~200 mesh and sampled every 8-10 hours for a total of 48 hours

Qualified Person and Quality Control/Quality Assurance

The work program at LMS was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the Company’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Dr. Paul D. Klipfel, Ph.D., AIPG, a consulting economic geologist employed by Mineral Resource Services Inc., has acted as the Qualified Person, as defined in NI 43-101, for the exploration data and supervised the preparation of the technical exploration information on which some of this news release is based.  Dr. Klipfel has a PhD in economic geology and more than 28 years of relevant experience as a mineral exploration geologist. He is a Certified Professional Geologist [CPG 10821] by the American Institute of Professional Geologists.  Both Dr. Klipfel and Mineral Resource Services Inc. are independent of the Issuer under NI 43-101.

Mr. Gary Giroux, MASc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 430-101, for the Giroux Consultants Ltd. mineral resource estimate.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Issuer under NI 43-101.

The Report will be finalized and filed on SEDAR within 45 days of the date of this news release.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine. The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

February 19, 2008